
SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

1 April 2003

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~ 3011 3-2
450 Fifth Street
Washington DC 205549
USA


03050205

SUPPL

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Enc.


SEC MAIL PROCESSING
RECEIVED
APR 07 2003

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

4/29

Severn Trent Plc (the "Company") announces that Ordinary Shares of 65 5/19 pence each in the Company have been purchased on behalf of its non-executive directors. These purchases form part of the remuneration arrangements for the non-executive directors and it is intended, therefore, that similar purchases will be made, for the same purpose, twice per annum.

The details of the current purchases are:-

Name	**Date of Purchase**	**No. of Shares Bought**	**Price (pence)**	**Total Shareholding Following this Purchase**
E E Anstee	1 April 2003	102	719	2,357
T D G Arculus	1 April 2003	413	719	11,459
M L Cassoni (Ms)	1 April 2003	102	719	340
M C Flower	1 April 2003	102	719	1,357
J D G McAdam	1 April 2003	102	719	357
F A Osborn	1 April 2003	102	719	867
C Tritton (Mrs)	1 April 2003	102	719	3,084

www.severntrent.com